SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2010

AVIVA PLC

(Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:  Statement re. Press Comment

Comment Regarding Press Speculation

The Board of Aviva notes recent press speculation and confirms that on Wednesday 28th July 2010 it received a conditional proposal from RSA to acquire Aviva's general insurance businesses in the UK, Ireland and Canada excluding RAC and Health (the "GI Business") for a cash consideration of £5bn funded entirely from a rights issue by RSA. The proposal would have left the pension liabilities of the GI Business with Aviva as well as the general insurance businesses in the Netherlands, France, Italy, Poland, Turkey and Singapore.

The Board of Aviva considered the proposal carefully in conjunction with its advisers and is convinced that the highest value to shareholders will be delivered by retaining these businesses within the group. In considering RSA's proposal, the Board of Aviva had particular regard to the following:

 .          As part of its normal planning process the Board, supported by external advisers, recently completed a strategic review and concluded that having both Life and Non-Life businesses delivers significant capital and earnings benefits and that there are further synergies to be realised over the short to medium term.

 .          Aviva is the leading general insurance business in the UK and Ireland, and the number 2 player in Canada, and should be valued accordingly.

 .          The general insurance market is presently at a cyclical low. Accordingly, the current business performance does not reflect its full earnings potential. For example, Aviva's general insurance businesses in aggregate made operating profits of £1.0bn in 2009 compared to £1.7bn in 2006.

 -          The group's recent 2010 first half results demonstrated the significant momentum delivered by management's actions, with a material improvement in current year profitability, ahead of the market recovery occurring.

.           There are significant synergies for Aviva derived from the composite model in terms of a single global brand, cross-selling opportunities and shared back office services.

 .          The combination of the Life and Non-Life businesses allows Aviva to operate with substantially less capital than the two businesses would do on a stand-alone basis, which is likely to be further reinforced under the Solvency II proposals.

 .          The GI Business is highly cash generative which supports growth in the franchise alongside a healthy and increasing dividend for shareholders.

Accordingly, the Board of Aviva decided unanimously that RSA's proposal was unacceptable and not in the best interests of Aviva shareholders. This was communicated to the Chairman of RSA on Friday 6th August 2010.

Commenting on the proposal, Lord Sharman, Chairman of Aviva said: "The Aviva Board considered RSA's proposal carefully with a clear focus on maximising value for Aviva shareholders. Given the compelling strategic and financial benefits to Aviva shareholders of retaining the GI Business, its upside potential and the terms offered by RSA, the Board was unanimous in rejecting this proposal."

Andrew Moss, Group Chief Executive of Aviva, added: "The progress we're making in reshaping and transforming Aviva was evident in the 21% increase to £1.27 billion of operating profits at our interim results and we firmly believe this strategy will continue to deliver superior value for our shareholders."

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Ends -
Enquiries:

Investor relations
Charles Barrows                                                                      +44 (0) 20 7662 8115

Media relations
Nigel Prideaux, Aviva plc                                                          +44 (0) 20 7662 0215
 Sue Winston, Aviva plc                                                           +44 (0) 20 7662 8221
 Andrew Reid, Aviva plc                                                           +44 (0) 20 7662 3131

Conor McClafferty and James Murgatroyd, Finsbury               +44 (0) 20 7251 380

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 16 August 2010

AVIVA PLC

By: /s/ E G Jones

E G Jones
Group Company Secretary